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James Forbes
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james.forbes@ropesgray.com

December 6, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:	Ms. Linda Stirling

Re:	GMO Trust (File Nos. 2-98772 and 811-04347) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On October 27, 2011, Linda Stirling (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to James Forbes and Elizabeth Reza of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 150 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 189 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 150/189”) relating to GMO Resources Fund (the “Fund”).

Responses to the Staff Reviewer’s comments on Amendment No. 150/189 are set forth below.

Prospectus

Fund Summary

Investment Objective

1. With respect to the Fund’s investment objective, which contains the term “total return,” please confirm that the Prospectus for the Fund explains that the term indicates an objective of obtaining both capital appreciation and income.

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Response: A statement that total return includes both capital appreciation and income is located in the Fund’s Prospectus under “Additional Information About the Fund’s Investment Strategies, Risks, and Expenses” – “Certain Definitions.”

Fees and Expenses

2. Please confirm that “acquired fund fees and expenses” for the Fund are estimated to be less than 0.01% of the Fund’s average net assets.

Response: The Registrant confirms that “acquired fund fees and expenses” for the Fund are estimated to be less than 0.01% of the Fund’s average net assets.

3. In describing the Fund’s contractual expense reimbursements under “Annual Fund operating expenses,” please include a list of all excluded expenses or describe with greater specificity the categories of excluded expenses.

Response: The requested change has been made.

4. Under “Annual Fund operating expenses,” please explain why the shareholder service fee is presented as a separate line item instead of being presented as a subcomponent of “Other expenses.”

Response: The Registrant presents the shareholder service fee as a separate line item in the “Annual Fund operating expenses” table in order to be consistent with its practice for the other Funds of the Trust. The Registrant notes that many of the Funds of the Trust offer multiple classes of shares with differing eligibility requirements (e.g., investment minimums) and differing shareholder service fees. The Registrant further notes that a Fund’s shareholder service fees are smaller, as a percentage of net assets, for higher classes of shares. Because shareholder service fees vary by class and their rate is a function of the size of an investment, the Registrant believes that it is more appropriate to show shareholder service fees as a separate line item rather than as a component of “Other expenses.” Presenting shareholder service fees as a separate line item allows investors to more easily evaluate the costs associated with an investment of a particular size in a Fund. Because the Registrant believes that shareholder service fees are one of the fundamental characteristics of a class of shares of a Fund, the Registrant believes that its approach is consistent with Form N-1A.1

Principal Investment Strategies

5. Please disclose the capitalization range of securities in which the Fund may invest.

Response: The Registrant has clarified in its disclosure that it is not restricted in its exposure to securities of any particular capitalization range.

[1]	See Instruction C.1(a) to Form N-1A ( “A Fund’s prospectus should clearly disclose the fundamental characteristics… of the Fund.”)

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6. Please disclose any maturity parameters of the fixed income securities in which the Fund may invest.

Response: The Registrant has clarified in its disclosure that it is not restricted in its exposure to securities of any particular maturity.

7. The Fund states that it “considers the ‘natural resources sector’ to include companies that own, produce, refine, process, transport and market natural resources and companies that provide related equipment, infrastructure and services.” Please consider providing a further description of how the Fund will determine that a company “provide[s] related equipment, infrastructure and services.”

Response: The Registrant intends to rely on standard industry classifications to determine whether a company is in the “natural resources sector” or “provide[s] related equipment, infrastructure and services.” The Registrant does not intend to exercise independent discretion in making such determinations and, therefore does not believe that a percentage test would be helpful or appropriate. Furthermore, the Registrant has observed a variety of practices in the market relating to identifying companies in, or related to, the “natural resources sector,” including practices consistent with the approach currently described in the Fund’s Prospectus, and believes the Fund’s Prospectus appropriately describes the companies considered by the Registrant to be included in the “natural resources sector.”

8. In accordance with the SEC staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”), please consider describing with greater specificity the types of derivatives in which the Fund may invest; (2) the specific purpose for using such derivatives; and (3) the extent to which such derivatives will be utilized or, alternatively, please explain why the current disclosure is sufficient. Please also consider describing with greater specificity how “Derivatives Risk” relates to the Fund’s expected use of derivatives or, alternatively, please explain why the current disclosure is sufficient.

Response: The Registrant believes that disclosures in the Fund’s Prospectus and Statement of Additional Information sufficiently explain the types of derivatives in which the Fund may invest, the specific purpose for using such derivatives and the extent to which such derivatives will be used, in accordance with the ICI Letter. The Registrant believes the derivative risk disclosure in the Fund’s Prospectus and Statement of Additional Information is appropriately tailored to reflect the Fund’s expected use of derivatives.

Additional Information About the Fund

9. Under “Additional Information About the Fund’s Investment Strategies, Risks, and Expenses” – “Fundamental Investment Objectives/Policies” please indicate if the Fund will give shareholders 60 days’ written notice prior to making any change to its investment objective.

Response: The Board of Trustees of the Registrant may change the Fund’s investment objective without shareholder approval or prior notice unless the objective is identified in this Prospectus or

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in the SAI as “fundamental,” in which case Section 13(a)(3) of the 1940 Act would require a shareholder vote. The Fund’s investment objective is not identified in the Prospectus or SAI as “fundamental.”

Descriptions of Principal Risks

10. If the Fund may write credit default swaps, please confirm supplementally or disclose in the Registration Statement that, for purposes of Section 18 of the 1940 Act, the Fund determines its segregation obligations based on the notional value of the credit default swaps.

Response: Pursuant to the Registrant’s policies regarding senior securities, for physically settled credit default swaps written by the Fund, the Fund can satisfy its obligations under Section 18 by maintaining segregated liquid assets equal to the Fund’s contingent obligation to purchase the notional amount of underlying securities at par value less any collateral on deposit.

Statement of Additional Information

11. Please disclose whether the Fund’s underwriter has adopted a code of ethics under rule 17j-1 of the Investment Company Act and whether that code permits personnel subject to the code to invest in securities. See Item 17(e) of Form N-1A.

Response: The requested change has been made. The Registrant has added the following disclosure to the “Management of the Trust—Code of Ethics” section of the Statement of Additional Information:

The Fund’s principal underwriter, which is not affiliated with the Fund or the Manager, also has adopted a Code of Ethics pursuant to the requirements of the 1940 Act. Transactions in securities effected by the principal underwriter’s personnel who are designated as Access Persons under the Code, including securities that may be purchased or held by the Fund, are permitted, subject to compliance with the Code. Currently, there are no Access Persons of the Distributor as it relates to the Fund.

Very truly yours,

/s/ James Forbes
James Forbes

cc: Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq., Ropes & Gray LLP

Elizabeth Reza, Esq., Ropes & Gray LLP